EXHIBIT 99.1

Teck Reports Unaudited Annual and Fourth Quarter Results for 2021

Record-setting annual and quarterly financial performance driven by high commodity prices and underpinned by business resilience

VANCOUVER, British Columbia, Feb. 23, 2022 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited annual and fourth quarter results for 2021.

“We closed out 2021 by setting a number of financial performance records, including our highest-ever quarterly and annual adjusted EBITDA and adjusted profit attributable to shareholders,” said Don Lindsay, President and CEO. “Teck’s record-setting performance was driven by the ongoing positive commodity price environment and made possible by the tremendous resilience of our people, who persevered through heatwaves, wildfires, floods, freezing temperatures and the global pandemic to continue safely and sustainably producing the essential resources the world needs.”

Highlights

  Adjusted profit attributable to shareholders1 was a record $1.4 billion or $2.58 per share in Q4 2021, more than five times higher than the same period last year, and $3.1 billion or $5.74 per share for the year.
  Profit attributable to shareholders of $1.5 billion or $2.79 per share in Q4 2021 was a quarterly record. Profit attributable to shareholders was $2.9 billion or $5.39 per share for the year.
  Adjusted EBITDA1 was a record $2.5 billion in Q4 2021, more than 3 times higher than the same period last year, and $6.6 billion for the year. Profit before tax was a record $2.2 billion in Q4 2021 and $4.5 billion for the year.
  We generated cash flows from operations of $4.7 billion in the year, ending the year with a cash balance of $1.4 billion and no amounts drawn on our US$4 billion committed credit facility. Our liquidity as at February 23, 2022 is $7.0 billion.
  On February 23, 2022, we declared a $0.625 per share dividend, increased our annual base dividend to $0.50 per share and authorized up to $100 million share buyback.
  Overall progress on our QB2 project has reached 77% completion.
  Our copper business unit gross profit increased 20%, supported by an average realized copper price of US$4.46 per pound and copper production of 72,600 tonnes.
  Our zinc business unit gross profit increased 48%, supported by an average realized zinc price of US$1.52 per pound.

  Realized steelmaking coal prices of US$351 per tonne drove a $1.4 billion gross profit increase in our steelmaking coal business unit.
  In 2021, we reached multi-year collective agreements at our Antamina, Quebrada Blanca, Fording River and Elkview Operations, and subsequent to year end, our Highland Valley Copper Operations.
  We were named to the S&P Dow Jones Sustainability World Index for the 12th consecutive year and recognized as the #1 company in the Metals and Mining sector. We were recognized in January as one of the 2021 Global 100 Most Sustainable Corporations by Corporate Knights and the top-ranked mining company.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2021

Financial Metrics (CAD$ in millions, except per share data)	Q4 2021	Q4 2020
Revenue	$4,406	$2,560
Gross profit	$2,076	$505
Gross profit before depreciation and amortization[1]	$2,480	$911
Profit (loss) before taxes	$2,208	$(549)
Adjusted EBITDA[1]	$2,521	$839
Profit (loss) attributable to shareholders	$1,487	$(464)
Adjusted profit attributable to shareholders[1]	$1,377	$248
Basic earnings (loss) per share	$2.79	$(0.87)
Diluted earnings (loss) per share	$2.74	$(0.87)
Adjusted basic earnings per share[1]	$2.58	$0.47
Adjusted diluted earnings per share[1]	$2.54	$0.46

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

  We continue to aggressively mitigate COVID-19 impacts on the project with a focus on our proactive vaccination and testing programs.
  Overall project progress has reached 77% completion.
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  We have energized our port substations and continue pre-operational testing of the desalination plant, construction of which is more than 85% complete.
  The water supply pipeline is more than 90% welded and the tailings starter dam construction is more than 85% complete.
  We continue to expect production in the second half of 2022.
  Based on ongoing COVID-19 conditions, we have put in place a variety of mitigation measures and incentives with our contractors.
  Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune drives resiliency in our steelmaking coal supply chain – response to unprecedented disruptions

  Neptune Bulk Terminals, following our port upgrade project, achieved periods where it exceeded design capacity during the quarter, driving steelmaking coal mine inventories to historic lows in the first half of November.
  In mid-November, the steelmaking coal supply chain was affected by an unprecedented disruption as a result of the B.C. flood events that damaged rail infrastructure and severed the rail link to Vancouver terminals. Extreme cold weather following the flood events lasted through the first half of January, prolonging the recovery and resulting in steelmaking coal mine inventories rising to record highs.
  We expect that these inventories will be reduced in the first half of 2022, with Neptune being a key enabler to recover sales volumes.

Safety and sustainability leadership

  Our High Potential Injury Frequency was the lowest ever, down 38% for 2021 compared to 2020.
  Teck is currently ranked #1 in the Metals and Mining industry on the S&P Corporate Sustainability Assessment, #2 in the Diversified Metals industry by Sustainalytics, #1 among North America Metals and Mining companies by Moody’s ESG (formerly Vigeo Eiris) and ranked AA by MSCI for ESG performance.
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  We were named one of Canada's Top 100 Employers for the fifth consecutive year and named to Forbes Canada's Best Employers 2022 List, Forbes World's Best Employer List and Canada's Top Employer for Young People List.
  We continue to make progress on our goal of becoming carbon neutral by 2050, including an agreement with Oldendorff Carriers to employ energy efficient bulk carriers for shipments of Teck steelmaking coal from the Port of Vancouver to international destinations, reducing supply chain CO2 emissions by 30 — 40% for shipments handled by Oldendorff. In January, we announced an agreement with Caterpillar Inc. to work towards deploying 30 of Caterpillar’s zero-emission, large haul trucks at Teck mining operations.

Guidance

  Summary guidance for 2022 is outlined below and our usual guidance tables, including three-year production guidance, can be found on pages 34 - 37 of Teck’s full fourth quarter results for 2021 at the link below.
  Like others in the industry, we are seeing inflationary cost pressures, notably in diesel prices, mill steel, supplies and replacement parts and labour costs. The increases in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. These price increases impacted our fourth quarter operating costs across our business units and we expect continued upward pressure on our cash unit costs into 2022.
2022 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	273 - 290
Zinc (000’s tonnes)	630 - 665
Refined zinc (000’s tonnes)	270 - 285
Steelmaking coal (million tonnes)	24.5 - 25.5
Bitumen (million barrels)	12.0 - 14.4
Sales Guidance – Q1 2022
Red Dog zinc in concentrate sales (000’s tonnes)	130 - 150
Steelmaking coal sales (million tonnes)	6.1 - 6.5
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.40 - 1.50
Zinc net cash unit costs (US$/lb.)[1]	0.32 - 0.38
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	72 - 77
Steelmaking coal transportation costs (CAD$/tonne)	43 - 46
Bitumen adjusted operating costs (CAD$/barrel)[1]	26 - 30

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Click here to view Teck’s full fourth quarter results for 2021.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 24, 2022. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures and Non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Financial Measures and Non-GAAP Ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

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Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted operating costs – Adjusted operating costs for our energy business unit is defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased and transportation costs of our product and non-proprietary product and any one-time collective agreement charges or inventory write-down provisions.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

Profit (Loss) Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$1,487	$(464)	$2,868	$(864)
Add (deduct) on an after-tax basis:
Asset impairment (impairment reversal)	(150)	438	(150)	912
COVID-19 costs	—	—	—	233
QB2 variable consideration to IMSA and ENAMI	(16)	—	124	(34)
Environmental costs	19	201	79	210
Inventory write-downs	8	15	2	91
Share-based compensation	32	21	94	34
Commodity derivatives	10	(15)	15	(46)
Other	(13)	52	25	25
Adjusted profit attributable to shareholders	$1,377	$248	$3,057	$561

Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Adjusted basic earnings per share	$2.58	$0.47	$5.74	$1.05
Adjusted diluted earnings per share	$2.54	$0.46	$5.66	$1.04

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Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$2.79	$(0.87)	$5.39	$(1.62)
Add (deduct):
Asset impairment (impairment reversal)	(0.28)	0.82	(0.28)	1.71
COVID-19 costs	—	—	—	0.44
QB2 variable consideration to IMSA and ENAMI	(0.03)	—	0.23	(0.06)
Environmental costs	0.04	0.37	0.15	0.39
Inventory write-downs	0.01	0.03	—	0.17
Share-based compensation	0.06	0.04	0.18	0.06
Commodity derivatives	0.02	(0.03)	0.03	(0.09)
Other	(0.03)	0.11	0.04	0.05
Adjusted basic earnings per share	$2.58	$0.47	$5.74	$1.05

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended December 31,		Year ended December 31,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$2.74	$(0.87)	$5.31	$(1.62)
Add (deduct):
Asset impairment (impairment reversal)	(0.28)	0.82	(0.28)	1.70
COVID-19 costs	—	—	—	0.43
QB2 variable consideration to IMSA and ENAMI	(0.03)	—	0.23	(0.06)
Environmental costs	0.04	0.37	0.15	0.39
Inventory write-downs	0.01	0.03	—	0.17
Share-based compensation	0.06	0.04	0.18	0.07
Commodity derivatives	0.02	(0.03)	0.03	(0.09)
Other	(0.02)	0.10	0.04	0.05
Adjusted diluted earnings per share	$2.54	$0.46	$5.66	$1.04

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) before taxes	$2,208	$(549)	$4,532	$(1,136)
Finance expense net of finance income	53	44	210	268
Depreciation and amortization	404	406	1,583	1,510
EBITDA	2,665	(99)	6,325	642

Add (deduct):
Asset impairment (impairment reversal)	(215)	597	(215)	1,244
COVID-19 costs	—	—	—	336
QB2 variable consideration to IMSA and ENAMI	(27)	—	141	(56)
Environmental costs	26	258	108	270
Inventory write-downs	11	23	1	134
Share-based compensation	43	29	125	47
Commodity derivatives	15	(20)	22	(62)
Other	3	51	66	15
Adjusted EBITDA	$2,521	$839	$6,573	$2,570

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31,		Year ended December 31,
(CAD$ in millions)	2021	2020	2021	2020
Gross profit	$2,076	$505	$5,081	$1,333
Depreciation and amortization	404	406	1,583	1,510
Gross profit before depreciation and amortization	$2,480	$911	$6,664	$2,843

Reported as:
Copper
Highland Valley Copper	$195	$185	$883	$476
Antamina	284	210	992	566
Carmen de Andacollo	44	63	209	170
Quebrada Blanca	13	12	42	30
	536	470	2,126	1,242

Zinc
Trail Operations	10	27	84	65
Red Dog	273	188	822	717
Other	2	2	12	33
	285	217	918	815
Steelmaking coal	1,668	248	3,657	1,009
Energy	(9)	(24)	(37)	(223)
Gross profit before depreciation and amortization	$2,480	$911	$6,664	$2,843

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; all guidance provided in this document, including but not limited to the guidance provided in the guidance tables and accompanying discussion under the heading “Guidance” and in the discussion of each operation and business unit, including under the headings “Outlook”; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our development projects and business strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; estimated timing of first production from QB2; expectation that we will be able to reduce mine steelmaking coal inventories in the first half of 2022, and that Neptune will be a key enabler of sales volumes to do so; our goal of becoming carbon neutral by 2050 and effectiveness of announced initiatives to achieve that goal; QB2 capital cost guidance and estimate of QB2 COVID-19 related capital cost, including but not limited to anticipated 2022 spend; size of potential increase to contingency, expectation that QB2 will be a long-life, low-cost operation with major expansion potential; expectations regarding QBME, including the increase in concentrator throughput and timing of the prefeasability study and first production; timing of first production at San Nicolás; timing of completion of studies at Zafranal, San Nicolás and Galore Creek; timing of Trail major maintenance activities, expectations regarding the benefits of the Neptune Bulk Terminals port upgrade; expected timing of recovery of delayed fourth quarter steelmaking coal sales; steelmaking coal sales to China expectations; expectation that our steelmaking coal business unit is well positioned to deliver strong financial performance in 2022; timing of the Harmer Project and expected benefits of that project; expectation that costs related to key mining drivers such as mine productivity and strip ratio are forecasted to improve compared to 2021; expectation that use of contract labour, rental equipment and our other strategies will enable our production plan and mitigate the risk associated with increased absenteeism due to COVID-19; expectation that increased costs expected for 2022 will be more than offset by continued strong steelmaking coal prices; expectation that the steelmaking coal logistics chain will deliver strong sales volumes in 2022; Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expectation that we will achieve the goal of stabilizing and reducing the selenium trend in the Elk Valley; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; the expectation that up to $100 million, or any, Class B subordinate voting shares will be repurchased annually, and the intention to continue the annual base dividend of $0.50 per share; and all other guidance appearing in this document.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, steelmaking coal and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products; our costs of production and our production and productivity levels, as well as

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those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; and at a reasonable cost; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral, steelmaking coal and oil reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Our Guidance tables and business unit sections include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.”

Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Our QB2 capital estimate of US$5.26 billion is based on a CLP/USD exchange rate of 775; 2022 spending is based on an assumed CLP/USD exchange rate of 825 to 850 and an assumed CAD/USD exchange rate of 1.30, Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. Expected timing of first production related to QBME and San Nicolas assumes positive outcomes of the related prefeasibility and feasibility study, timely receipt of all permits and development approvals. Dividend and share repurchase expectations are based on assumptions that all corporate and regulatory requirements are met, and availability of funds. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government

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approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks. Dividends and share repurchases can be impacted by share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds, compliance with regulatory requirements and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Declaration of dividends is at the discretion of the Board and dividends, as well as share repurchases, are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future dividends or share repurchases.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed and approved by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this document regarding our other properties was reviewed and approved by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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